November 26, 2024

Elizabeth Gonzalez-Sussman
Partner
Air Products & Chemicals, Inc.
Skadden, Arps, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

       Re: Air Products & Chemicals, Inc.
           PREC14A filed November 22, 2024
           SEC File No. 1-04534
Dear Elizabeth Gonzalez-Sussman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms have the same meaning as in the proxy statement listed above.

PREC14A filed November 22, 2024
Proposal 1. Election of Directors, page 15

1. We note the following statement in this section: "If a nominee is unavailable for election at the time of the Annual Meeting, the Company representatives named on the WHITE proxy card will vote for another nominee proposed by the Board..."
       Please revise to clarify that this statement refers to the ability of the Company to substitute a director nominee, rather than to reallocate votes to a different, existing
       Company nominee. See, generally, Rules 14a-4(b)(1), 14a-4(c) and Compliance and
       Disclosure Interpretation 139.07 (November 17, 2023) available at wwww.sec.gov.
2. We note the disclosure in the last paragraph on page 15. Revise to clearly state that information about Mantle Ridge's nominees may be found in Mantle Ridge's proxy statement, available without cost at www.sec.gov. Refer to Item 7(f) of
Schedule 14A.
 November 26, 2024
Page 2

Shareholder Nominations, page 28

3. Refer to Rule 14a-5(e)(4). Where you set forth the deadline for providing director nominations to the Company for next year's annual meeting, also include a reference to Rule 14a-19(b), as you do in the Q&A section later in the proxy statement (on page
       97).
Who is Mantle Ridge and how are they involved in the Annual Meeting?, page 92

4. Since shareholders can use Mantle Ridge's blue proxy card to vote for your director nominees, clarify the statement here that to support the Company's director nominees, shareholders should only use your white proxy card or voting instruction form.
What vote is necessary to pass the items of business at the Annual Meeting?, page 93

5. For each of the matters to be voted on, clarify whether and under what circumstances brokers will have discretionary authority to vote on each matter without specific instructions from shareholders.
What happens if I return a WHITE proxy card but give instructions to vote for fewer than nine candidates?, page 95

6.     The following statement is confusing: "To the extent an undervote (e.g., voting
       'FOR' with respect to fewer than nine nominees on Proposal 1) occurs on a record
       holder   s WHITE proxy card, your shares will only be voted 'FOR' those nominees
       you have so marked and any remaining votes on Proposal 1 shall not be voted"
       (emphasis added). Please revise to clarify.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions